EXHIBIT 99.1

Brookfield Infrastructure Announces Results of Reclassification of Its Series 11 Preferred Units

BROOKFIELD, News, Dec. 19, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that after having taken into account all election notices received by the December 18, 2023 deadline for the reclassification of its Cumulative Class A Preferred Limited Partnership Units, Series 11 (the “Series 11 Units”) (TSX: BIP.PR.F) into Cumulative Class A Preferred Limited Partnership Units, Series 12 (the “Series 12 Units”), it has determined that there will be no reclassification of Series 11 Units into Series 12 Units, and holders of Series 11 Units will retain their Series 11 Units.

There were 34,510 Series 11 Units tendered for reclassification, which is less than the 1,000,000 units required to give effect to reclassifications of Series 11 Units into Series 12 Units.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$850 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
Simon Maine Managing Director Corporate Communications Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Stephen Fukuda Vice President Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com